D E V I S S E R G R A Y
CHARTERED ACCOUNTANTS

401 - 905 West Pender Street
Vancouver, BC Canada
V6C 1L6

Tel: (604) 687-5447
Fax: (604) 687-6737

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation in the Annual Report on Form 20-F of DRC Resources Corporation of our report dated March 2, 2005 in connection with our audit of the consolidated financial statements of that company as at December 31, 2004 and for the year then ended.

“De Visser Gray”

CHARTERED ACCOUNTANTS

Vancouver, BC
March 31, 2005

DRC RESOURCES CORPORATION
[An Exploration Stage Company]

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2004 AND 2003

DE VISSER GRAY
CHARTERED ACCOUNTANTS
401 - 905 WEST PENDER STREET
VANCOUVER, B.C.
V6C 1L6
PHONE: 604-687-5447 FAX: 604-687-6737

AUDITORS' REPORT

To the Shareholders of DRC Resources Corporation

We have audited the consolidated balance sheet of DRC Resources Corporation as at December 31, 2004 and the consolidated statements of operations and deficit, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at and for the years ended December 31, 2003 and 2002 were audited by other auditors who expressed opinions without reservation on those financial statements in their reports to the shareholders dated February 20, 2004 and February 17, 2003.

"DeVisser Gray"

CHARTERED ACCOUNTANTS

Vancouver, British Columbia
March 2, 2005

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2004 AND 2003

	2004	2003

ASSETS

CURRENT ASSETS
Cash and cash equivalents	$25,029,585	$24,737,161
Marketable security	─	1,500
Accrued interest receivable	71,912	25,741
Amounts receivable - government	170,636	58,832
Prepaid expenses	81,442	20,000
	25,353,575	24,843,234

MINERAL CLAIM INTERESTS - SCHEDULE [Notes 2 and 3]	5,933,932	3,487,296
INVESTMENT PROPERTY [Note 4]	─	110,867
PROPERTY AND EQUIPMENT [Notes 2 and 5]	508,138	28,999
	$31,795,645	$28,470,396

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accruals	$1,164,350	$95,940
Capital taxes payable	─	71,445
Current portion of capital lease payable [Note 6]	22,671	─
	1,187,021	167,385

CAPITAL LEASE PAYABLE [Note 6]	30,228	─
FUTURE INCOME TAXES [Note 7[c]]	922,675	875,935
	2,139,924	1,043,320

SHAREHOLDERS' EQUITY

SHARE CAPITAL [Note 8]	33,008,361	30,398,361
CONTRIBUTED SURPLUS	868,190	─
DEFICIT	(4,220,830)	(2,971,285)
	29,655,721	27,427,076
	$31,795,645	$28,470,396
COMMITMENTS AND CONTINGENT LIABILITIES [Note 13]

APPROVED BY THE BOARD:
"Chris Bradbrook" Director
"John Kruzick" Director
See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

INCOME
Interest income	$559,404	$181,126	$116,239
Oil and gas royalties	1,211	1,713	1,743
Gain on sale of marketable security	8,290	─	─
Gain on sale of investment property	32,801	─	─
Foreign exchange gain [loss]	(36,689)	(74,929)	(4,159)
	565,017	107,910	113,823

EXPENSES
Amortization	40,518	12,536	12,068
B.C. capital tax	─	30,945	─
Consulting and management fees	270,848	118,155	85,641
Financing and sponsorship	─	─	52,000
Insurance	36,794	14,000	11,503
Office, secretarial services and stationary	131,667	83,163	81,886
Professional fees	116,328	109,007	57,644
Regulatory and filing fees	84,088	66,871	52,855
Rent	39,631	22,103	19,861
Stock-based compensation [Note 8[c] and [d]]	868,190	─	─
Telephone	5,114	4,541	4,826
Transfer agent	9,632	9,031	7,379
Travel and promotion	165,012	53,259	88,462
Write-off of mineral claim interests	─	1	5,999
Write-down of marketable security	─	─	2,250
	1,767,822	523,612	482,374

LOSS FOR THE YEAR BEFORE INCOME TAXES	(1,202,805)	(415,702)	(368,551)

FUTURE INCOME TAXES [Note 7]	(46,740)	(802,669)	182,644
LOSS FOR THE YEAR	(1,249,545)	(1,218,371)	(185,907)

DEFICIT, BEGINNING OF YEAR	(2,971,285)	(1,752,914)	(1,567,007)
DEFICIT, END OF YEAR	$(4,220,830)	$(2,971,285)	$(1,752,914)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	13,390,604	9,746,722	8,828,466

LOSS PER SHARE	$(0.09)	$(0.13)	$(0.02)

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002

CASH PROVIDED BY [USED FOR]:

OPERATING ACTIVITIES
Loss for the year	$(1,249,545)	$(1,218,371)	$(185,907)
Items not involving cash:
Amortization	40,518	12,536	12,068
Stock-based compensation	868,190	─	─
Gain on sale of marketable security	(8,290)	─	─
Gain on sale of investment property	(32,801)	─	─
Write-off of mineral claim interests	─	1	5,999
Write-down of marketable security	─	─	2,250
Future income taxes	46,740	762,169	(182,644)
	(335,188)	(443,665)	(348,234)
Net change in non-cash working capital items	777,548	191,095	407,102
Cash Provided By [Used For] Operating Activities	442,360	(252,570)	58,868

INVESTING ACTIVITIES
Proceeds on sale of marketable security	9,790	─	─
Proceeds on sale of investment property	143,668	─	─
Payments for mineral claim interest exploration costs	(2,386,636)	(1,742,663)	(1,173,040)
Acquisition of property and equipment	(451,644)	─	(39,236)
Cash Used For Investing Activities	(2,684,822)	(1,742,663)	(1,212,276)

FINANCING ACTIVITIES
Payments on capital lease	(15,114)	─	─
Repurchase of shares for cancellation	─	─	(726,083)
Cash proceeds from shares issued	2,550,000	24,510,000	2,100,000
Share issue costs	─	(1,649,750)	(164,485)
Cash Provided By Financing Activities	2,534,886	22,860,250	1,209,432

INCREASE IN CASH AND CASH EQUIVALENTS	292,424	20,865,017	56,024

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	24,737,161	3,872,144	3,816,120
CASH AND CASH EQUIVALENTS, END OF YEAR	$25,029,585	$24,737,161	$3,872,144

CASH AND CASH EQUIVALENTS COMPRISES:
Cash	$60,461	$27,760	$65,781
Term deposits and short-term discount notes	24,969,124	24,709,401	3,806,363
	$25,029,585	$24,737,161	$3,872,144

* Supplemental disclosure of non-cash financing and investing activities: refer to note 10

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

					Total
	Common Stock		Contributed		Shareholders'
	Shares	Amount	Surplus	Deficit	Equity

Balance as at December 31, 2001	8,283,766	$7,133,578	$ ─	$(1,567,007)	$5,566,571
Issued by private placement for cash	700,000	2,100,000	─	─	2,100,000
Repurchase for cancellation	-252,000	-726,083	─	─	(726,083)
Share issue costs	─	-164,485	─	─	(164,485)
Tax effect on flow-through shares / special warrants	─	-376,207	─	─	(376,207)
For mineral claim interests	400,000	120,000	─	─	120,000
Loss for the year	─	─	─	(185,907)	(185,907)
Balance as at December 31, 2002	9,131,766	8,086,803	─	(1,752,914)	6,333,889
Issued for cash
Exercise of stock options	50,000	150,000	─	─	150,000
Broker warrants	70,000	210,000	─	─	210,000
Issued by private placement for cash	3,450,000	24,150,000	─	─	24,150,000
Share issue costs	─	-1,649,750	─	─	(1,649,750)
Tax effect on flow-through shares / special warrants	─	-608,692	─	─	(608,692)
For mineral claim interests	200,000	60,000	─	─	60,000
Loss for the year	─	─	─	(1,218,371)	(1,218,371)
Balance as at December 31, 2003	12,901,766	30,398,361	─	(2,971,285)	27,427,076
Issued for cash
Exercise of stock options	840,000	2,550,000	─	─	2,550,000
For mineral claim interests	200,000	60,000	─	─	60,000
Value assigned to options granted	─	─	868,190	─	868,190
Loss for the year	─	─	─	(1,249,545)	(1,249,545)
Balance as at December 31, 2004	13,941,766	$33,008,361	$868,190	$(4,220,830)	$29,655,721

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
SCHEDULE OF MINERAL CLAIM INTERESTS
YEARS ENDED DECEMBER 31, 2004 AND 2003

	2004	2003

Acquisition Costs

Kamloops "Afton" Claims	$541,734	$481,734
Kamloops "Ajax-Python" Claims	48,732	48,732
Timmins, Ontario Claims	1	1
Balance, End Of Year	590,467	530,467

Deferred Exploration Costs

		Ajax-
	Afton	Python
	Claims	Claims	2004	2003

Balance, Beginning Of Year	$2,897,533	$59,296	$2,956,829	$1,822,859
Above-ground Exploration Costs
Assays and testing	250	10,769	11,019	77,018
Drilling	10,014	121,930	131,944	984,845
Engineering	17,430	19,950	37,380	437,603
Geological consulting	26,420	25,195	51,615	158,050
Labour	3,367	5,981	9,348	32,542
Miscellaneous	1,698	5,580	7,278	5,994
Staking and filing fees	─	4,781	4,781	611
Supplies and equipment	983	2,846	3,829	5,500
Travel and accommodation	7,001	3,528	10,529	36,111
Grant recoveries [Note 2[e]]	-5,873	(34,438)	(40,311)	4,388
Tax effect of flow-through shares	─	─	─	(608,692)
	61,290	166,122	227,412	1,133,970
Underground Exploration Costs
Assays and testing	1,049	─	1,049	─
Drilling	59,556	─	59,556	─
Engineering	184,494	─	184,494	─
Geological consulting	233,552	─	233,552	─
Insurance	36,161	─	36,161	─
Labour	22,651	─	22,651	─
Miscellaneous	6,728	─	6,728	─
Road construction and maintenance	221,240	─	221,240	─
Supplies and equipment rental	49,636	─	49,636	─
Travel and accommodation	24,990	─	24,990	─
Tunnelling and decline costs	1,319,167	─	1,319,167	─
	2,159,224	─	2,159,224	─

Balance, End Of Year	$5,118,047	$225,418	$5,343,465	$2,956,829

Mineral Claim Interests			$5,933,932	$3,487,296

See accompanying notes.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

1.	NATURE OF BUSINESS

DRC Resources Corporation is a public company incorporated undr the Company Act (British Columbia). The common shares of the Company are traded on the Toronto Stock Exchange ("TSX") and the American Stock Exchange ["AMEX"].

The Company is in the process of exploring its mineral claim interests to determine whether the properties contain ore reserves that are economically recoverable.

The continued operations of the Company and the recoverability of the amounts shown as mineral claim interests are dependent upon the existence of recoverable reserves, the ability of the Company to obtain financing to complete the developments, and upon future profitable production or proceeds from disposition of its mineral claim interests.

Although the Company has taken steps to verify title to mineral claim interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and may be affected by undetected defects.

2.	SIGNIFICANT ACCOUNTING POLICIES

a]	Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its U.S. wholly-owned subsidiary, Dynamic Resources Corporation, Inc. All significant inter-company transactions and balances have been eliminated on consolidation. Effective January 1, 2005, the operations of the wholly-owned subsidiary were wound up.

b]	Cash and Cash Equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short-term interest bearing securities with maturities at purchase dates of five months or less.

c]	Mineral Claim Interests

The Company records its mineral claim interests at cost. Exploration expenditures relating to mineral claim interests that have economically recoverable reserves or significant mineralization, which in the view of management justify additional exploration and are deferred until such time as the mineral claim interest to which they relate is brought into production, or is sold, allowed to lapse or abandoned. The costs will be amortized on a unit of production basis following commencement of production or written off to operations if the mineral claim interest is abandoned. Mineral option payments are recorded when received and are charged against the related mineral claim interest cost. General exploration, overhead and administration costs are expensed in the year they are incurred.

The Company reviews capitalized costs on its mineral claim interests on a periodic, or annual, basis and will recognize an impairment in value based upon current exploration results and upon management's assessment of the future probability of profitable revenues from the mineral claim interests or from the sale of the mineral claim interests. Management's assessment of the mineral claim interest's estimated current fair market value may also be based upon a review of other mineral claim interest transactions that have occurred in the same geographic area as that of the mineral claim interest under review.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES [CONT'D]

c]	Mineral Claim Interests [Cont'd]

The Company has accounted for its mineral interests as tangible assets under the Canadian GAAP CICA Accounting Standards 3061. The standard states that "mining interests are items of property, plant and equipment represented by the capitalized costs of acquired mineral rights and the costs associated with exploration for and development of mineral reserves."

Upon the issuance of CICA Accounting Standards 3062 for goodwill and other intangible assets the Company's management concluded that the definition given of an intangible asset ["an asset, other than a financial asset, that lacks physical substance". [3062.05[c]] does not apply to its mineral claim interests and therefore is not applicable to the Company.

Under the Canadian GAAP Accounting Standards CICA 3061, the amortization of the asset would be over its useful life once the asset is in production. Under the Canadian GAAP Accounting Standard CICA 3062 a recognized intangible asset should be amortized over its useful life. Under each of these standards the amortization process would be the same in respect to the Company's mineral interests.

d]	Property and Equipment

Property and equipment are stated at cost less accumulated amortization. Amortization is calculated using the straight-line method at a rate of 5% per annum for building, 20% per annum for transportation vehicles and 20% per annum for mining, office and computer equipment. Amortization is recorded when the asset is fully operational.

e]	Grant Recoveries

Grant recoveries represent British Columbia Mining Exploration Tax Credit claim refunds of 20% of eligible Canadian exploration expenditures. These grants are for qualifying exploration expenditures at a grassroots level for mineral claim interests in the Province of B.C.

f]	Loss Per Share

Basic loss per common share is computed by dividing the loss by the weighted average number of common shares outstanding during the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. The treasury stock method is used to determine the dilutive effect of stock options, warrants and other dilutive instruments. No dilutive loss per share has been presented as the effect would be antidilutive.

g]	Use of Estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in these consolidated financial statements and accompanying notes. Significant areas of estimate relate to mineral claim interests and related deferred exploration costs, future site restoration costs, and the future income tax asset valuation allowance. Actual results could differ from those estimates. By their nature, these estimates are subject to measurement uncertainty, and the impact on the consolidated financial statements of future changes in such estimates could be material.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

2.	SIGNIFICANT ACCOUNTING POLICIES (CONT'D)

h]	Income Taxes

The Company recognizes and measures, as assets and liabilities, income taxes currently payable or recoverable as well as future taxes which will arise from the realization of assets or settlement of liabilities at their carrying amounts, which differ from their tax bases. Future tax assets and liabilities are measured using substantially enacted or enacted tax rates expected to apply to taxable income in the years in which such temporary differences are expected to be recovered or settled. A valuation allowance is recognized to the extent the recoverability of future income tax assets is not likely.

i]	Foreign Currency Translation

The Company's foreign operation is considered fully integrated with the Company and is translated into Canadian dollars using the weighted average rates for the period for items included in the statement of operations and deficit, except for amortization which is translated at historical rates, the rate prevailing at the balance sheet date for monetary assets and liabilities, and historical rates for all other items. Exchange gains or losses on translation are included in the current year's operations.

j]	Flow-Through Shares

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share renunciations occurring after March 19, 2004. Under the Canadian Income Tax Act an enterprise may issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. As the Company did not issue any flow through shares during the year, there is no impact on the financial statements for the current year.

k]	Asset Retirement Obligations

The Company recognizes a liability for an asset retirement obligation when it is determinable and calculates the liability based upon undiscounted future payments to be made. A corresponding amount is added to the carrying amount of the related long-lived asset, and this amount is subsequently allocated to expense over its expected life. Adjustments will also be made in subsequent periods to changes on asset retirement obligations due to changes in estimates. As at December 31, 2004, the Company does not have any asset retirement obligations.

l]	Stock-Based Compensation

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after January 1, 2003. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services as the options vest with the recipients.

As encouraged by CICA Handbook Section 3870, the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning January 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees and directors.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004MINERAL CLAIM INTERESTS

3.	MINERAL CLAIM INTERESTS
  Kamloops, B.C. "Afton" Mineral Interest

The Company entered into an option agreement dated September 22, 1999 to acquire the Afton Mineral Claims Group, located in the Kamloops Mining Division of B.C. Consideration is the issuance of 2,000,000 common shares of the Company in stages, with 1,000,000 shares issuable on the effective date of shareholders' approval of the agreement, and 200,000 shares annually for the next five years thereafter. The Company also agreed to complete an aggregate work commitment of $6,500,000 over nine years and the vendor retains a 10% net profit royalty in the property. The Company can purchase back the 10% net profit royalty interest on or before December 1, 2010 for $2,000,000.

On July 19, 2000, 1,000,000 common shares of the Company were issued in accordance with the agreement. During the quarter ending March 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year two and in the quarter ending December 31, 2002, the Company issued 200,000 common shares in accordance with the agreement for year three. During the quarter ending December 31, 2003, the Company issued 200,000 common shares in accordance with the agreement for year four. During the quarter ended December 31, 2004, the Company issued 200,000 common shares in accordance with the agreement for year five. The cost per share issued pursuant to the terms of the agreement was $0.30, for a total acquisition cost to the Company of $60,000. Claim work completed has extended the claims in good standing until March 8, 2011.

A director of the Company has a one-half interest in the option agreement above as one of the optionors. [See Notes 9 and 13]

  Kamloops, B.C., "Ajax" Mineral Interest

The Company owns a 100% interest in the Ajax - Python Claim Group, subject to a 2% net smelter royalty, consisting of 72 mineral claims and 5 crown grants in the Kamloops Mining Division of B.C. The cost of the claims acquired was 100,000 common shares of the Company at a market value of $0.50 per share. Claim work completed has extended the claims in good standing until September 26, 2011.

  Timmins, Ontario, Mineral Interest

The Company has a 100% interest in 11 mineral claims located in the Porcupine Mining Division of Ontario. The mineral claims are in good standing until October 14, 2006.

4.	INVESTMENT PROPERTY

During the second quarter ending June 30, 2004, the Company sold its 25% interest in approximately 358 acres of land located in Texas, U.S.A., for cash proceeds of $143,668 ($107,698 U.S.), resulting in a gain of $32,801.

5.	PROPERTY AND EQUIPMENT

				Net Book Value
	Cost	Accumulated Amortization		2004	2003

Land	$56,900	$	─	$56,900	$	─
Building	104,700		5,235	99,465		─
Transportation vehicles	130,071		32,420	97,651		17,814
Mining equipment	212,926		─	212,926		─
Office and computer equipment	77,741		36,545	41,196		11,185
	$582,338		$74,200	$508,138		$28,999

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

6.	CAPITAL LEASE PAYABLE

	2004	2003

GMAC, 0%, repayable in monthly instalments of $1,889, matures April 30, 2007	$52,899	$	─

Less: current portion due within one year	(22,671)		─
	$30,228	$	─

7.	INCOME TAXES

a]	Profit [loss] before income taxes are as follows:

	2004	2003	2002

Canada	$(1,222,636)	$(415,736)	$(368,353)
U.S.A.	19,831	34	(198)
TOTAL	$(1,202,805)	$(415,702)	$(368,551)

b]	The provision for income taxes consist of the following:

	2004	2003	2002
Future
Canada	$46,470	$762,169	$(182,644)
U.S.A.	─	─	─
Large Corporations Tax
Canada	─	40,500	─
U.S.A.	─	─	─
TOTAL INCOME TAX EXPENSE [RECOVERY]	$46,470	$802,669	$(182,644)

c]	Temporary differences that give rise to future income taxes are as follows:

	2004	2003

Long-term future tax liability
Mineral Claim Interests	$909,057	$886,423
Equipment	13,618	(10,488)
TOTAL LONG-TERM FUTURE INCOME TAX LIABILITY	$922,675	$875,935

d]	Temporary differences that could give rise to future income tax assets:

	2004		2003
Long-Term Future Income Tax Assets
Loss carry forwards		$948,462		$646,062
Share issue costs		403,265		612,791
Total Long-Term Future Income Tax Assets		1,351,727		1,258,853
Less Valuation Allowance		(1,351,727)		(1,258,853)
NET LONG-TERM FUTURE INCOME TAX ASSETS	$	─	$	─

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

7.	INCOME TAXES [CONT'D]

e]	Subject to confirmation by the income tax authorities, the Company has the following undeducted tax pools:

	2004	2003
Canadian Exploration Expenses	$2,866,209	$539,559
Canadian Development Expenses	$651,480	$591,480
Undepreciated Capital Costs	$451,039	$56,879
Share Issue Costs	$1,071,942	$1,546,671
Non-Capital Losses, expiring at various dates to 2011	$2,521,165	$1,717,336

8.	SHARE CAPITAL

a]	Authorized

40,000,000 common shares without par value

b]	Issued

	Number Of
	Shares	Amount
Balance, December 31, 2002	9,131,766	$8,086,803

Issued for cash
Private placement, net of share issue costs	3,450,000	22,500,250

Issued for cash
Exercise of brokers warrants	70,000	210,000
Exercise of stock options	50,000	150,000

Issued for mineral claim interests	200,000	60,000

Tax effect of flow-through shares/special warrants	─	(608,692)
Balance, December 31, 2003	12,901,766	30,398,361

Issued for cash
Exercise of stock options	840,000	2,550,000

Issued for mineral claim interests	200,000	60,000
Balance, December 31, 2004	13,941,766	$33,008,361
  Year 2004

During the year the Company issued 690,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $2,070,000 were received by the Company.

During the year the Company issued 100,000 shares upon the exercise of stock options at $3.05 per share. Cash proceeds of $305,000 were received by the Company.

During the year the Company issued 50,000 shares upon the exercise of stock options at $3.50 per share. Cash proceeds of $175,000 were received by the Company.

During the last quarter ending December 31, 2004, 200,000 shares were issued at a price of $0.30 per share for the 2004 option payments in accordance with the Afton mineral claim option agreement.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

8.	SHARE CAPITAL [CONT'D]
  Year 2003
On November 6, 2003 the Company completed a private placement financing with a syndicate of underwriters. The Company realized gross proceeds of $24,150,000 (net - $22,500,250) on the issuance of 3,450,000 common shares, which included 450,000 underwriter options exercised, all at a price of $7.00 per share. The Company paid a commission of $1,569,750 and incurred fees of $80,000.

During the year the Company issued 50,000 shares upon the exercise of stock options at $3.00 per share. Cash proceeds of $150,000 were received by the Company.

During the year the Company issued 70,000 shares upon the exercise of broker warrants at $3.00 per share. Cash proceeds of $210,000 were received by the Company.

During the last quarter ending December 31, 2003, 200,000 shares were issued at a price of $0.30 per share for the 2003 year option payments in accordance with the Afton mineral claim option agreement.

c]	Stock Options

The Company presently has 700,000 stock options outstanding. The 2003 stock option plan allows the Company to grant up to a total of 1,000,000 stock options. All future stock options granted must be under the new stock option plan. The term of the stock options granted are fixed by the board of directors and are not to exceed ten years. The exercise prices of the stock options are determined by the board of directors but shall not be less than the closing price of the Company's common shares on the day preceding the day on which the directors grant the stock option, less any discount permitted by the TSX. The stock options vest immediately on the date of grant unless otherwise required by the exchange, however, a four month hold period applies to all shares issued under each stock option, commencing on the date of grant.

Other terms and conditions are as follows: all stock options are non-transferable; no more than a 5% of the issued shares may be granted to any one individual in any 12 month period; disinterested shareholder approval must be obtained for [i] any reduction in the exercise price of an outstanding option, if the holder is an insider, [ii] any grant of stock options to insiders, within a 12 month period, exceeding 5% of the Company's issued shares; and stock options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Company's common shares.

		Weighted	Weighted
		Average	Average
	Options	Exercise	Remaining
	Outstanding	Price	Life [Years]
Balance, December 31, 2002	890,000	$3.04	1.95
Exercised	(50,000)	$3.00
Balance, December 31, 2003	840,000	$3.03	0.90
Granted	100,000	$6.50
Granted	600,000	$4.60
Exercised	(690,000)	$3.00
Exercised	(100,000)	$3.05
Exercised	(50,000)	$3.50
Balance, December 31, 2004	700,000	$4.87	4.25

The expiry dates of the options are:

April 13, 2006	100,000	options @ $6.50
October 12, 2009	600,000	options @ $4.60

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

8.	SHARE CAPITAL [CONT'D]

c]	Stock Options [Cont'd]

On April 13, 2004, the Company granted the Vice President of Exploration and Development the option to purchase 100,000 common shares at an exercise price of $6.50 per share in accordance with the Company's Stock Option Plan. The options vest as to 50,000 on January 1, 2005 and 50,000 on January 1, 2006, and expire on April 13, 2006.

On October 12, 2004, the Company granted the new President and chief executive officer the option to purchase 600,000 common shares at an exercise price of $4.60 per share in accordance with the Company's Stock Option Plan. The options are exercisable on or before October 12, 2009. The fair value of these options was $823,440 with the Company expensing this assigned value. The value was arrived at by using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate of 3.44%; volatility factor of the expected market price of the Company's common stock at 43%; option lives of 2.5 years; and no expected dividends.

d]	Compensation Options

The expiry dates of the options are:

November 6, 2005	345,000	options @ $7.50
October 13, 2006	50,000	options @ $4.60

As at December 31, 2004, there are 345,000 non-assignable compensation options outstanding and exercisable entitling the syndicate of underwriters to purchase 345,000 shares of the Company at an exercise price of $7.50 per share expiring on November 6, 2005. [See Note 8[b]]

On October 13, 2004, the Company granted Orion Securities Inc. a compensation stock option for services rendered with respect to recruiting the new President and chief executive officer for the Company. The Company granted an option to purchase 50,000 common shares at an exercise price of $4.60 per share expiring on October 13, 2006. The fair value of these options was $44,750 with the Company expensing this assigned value. The value was arrived at by using the Black-Scholes option pricing model with the following weighted-average assumptions: risk-free rate of 3.21%; volatility factor of the expected market price of the Company's common stock of 36%; option lives of 1.5 years; and no expected dividends.

9.	RELATED PARTY TRANSACTIONS

	2004	2003		2002

For consulting services charged by the President/Director of the Company.	$46,460	$-	-	$-

For consulting, administration and exploration costs charged by a private company controlled by the former President/Director of the Company.	$153,000		$146,375	$112,845

For shares issued in payment on "Afton" mineral claim option agreement to a director of the Company. 100,000 shares were issued during 2004 [cumulative total is 900,000 shares to date].	$30,000		$30,000	$60,000

For consulting services charged by a related person of a Director.	$72,600		$63,875	$11,250

For geological consulting services on mineral claim interests charged by an Officer of the Company.	$101,060	$-	-	$-

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

9.	RELATED PARTY TRANSACTIONS [CONT'D]

	2004	2003	2002

For secretarial and administrative services charged by a private company which a director has a 50% interest.	$64,446	$59,362	$41,405

10.	SUPPLEMENTARY CASH FLOW INFORMATION

The Company conducted non-cash investing and financing activities as follows:

	2004	2003		2002

Value assigned to options granted	$868,190	$	─	$	─
Common shares issued for mineral claim interests	60,000		60,000		120,000
Vehicle acquired via capital lease	68,013		─		─
	$996,203		$60,000		$120,000
11.	SEGMENTED INFORMATION
The Company's operations consist of mineral exploration in Canada. The other principal assets which are held in Canada consist primarily of cash, term deposits, and corporate notes.

	2004	2003
CANADA
Current Assets	$25,353,575	$24,833,006
Mineral Claim Interests	5,933,932	3,487,296
Property and Equipment	508,138	28,999
	31,795,645	28,349,301
U.S.A.
Current Assets	─	10,228
Investment Property	─	110,867
	─	121,095
TOTAL ASSETS	$31,795,645	$28,470,396

12.	FINANCIAL INSTRUMENTS
The Company's financial instruments consist of cash, term deposits, corporate notes, amounts receivable, accounts payable and capital lease payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of cash, term deposits, corporate notes, amounts receivable and accounts payable approximate their carrying values due to the relatively short period to maturity of these instruments. At December 31, 2004 the Company had $321,263 in US dollars, comprised of $21,263 in a current account and $300,000 in a term deposit, due January 31, 2005.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

The Company awarded a contract totalling $10,811,066 for underground development work on the "Afton" Mineral Property in October 2004. The work is expected to be completed by November 15, 2005.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

13.	COMMITMENTS AND CONTINGENT LIABILITIES [CONT'D]

The Company entered into an executive services contract with the new President on October 12, 2004 to provide services as chief executive officer of the Company at a base salary of $250,000 per annum to be reviewed in June 2005. In addition, an annual performance bonus will be paid of up to 40% of the base salary upon the achievement of certain individual and corporate targets. In the event of termination of employment, without cause, or, in the event of a change of control by merger or purchase of the Company, a severance payment equal to three times the annual compensation will be paid.

The Company entered into an executive services contract with its former President on April 23, 2003 to provide services as chief executive officer of the Company for a five year term on a per diem fee basis at $500 per day during 2003. The per diem fee is subject to review on an annual basis at the discretion of the board of directors. When a new President and Chief Executive Officer was appointed on October 18, 2004, this contract was amended to provide for services as chair of the Board of Directors. In the event of termination of employment without cause, a lump sum severance payment equal to one month base retainer fee [$10,000] times the number of years in which he held the position of President [24 years] will be paid.

Under the terms of the option agreement to acquire the "Afton" Mineral Property, the Company is required to issue an additional 200,000 shares in 2005 and to perform a work commitment of $6,500,000 over nine years. To December 31, 2004, $7,191,924 has been expended.

The Company is committed to an operating lease for office premise rentals in the aggregate of $89,300. The future minimum lease payments as at December 31, 2004 are as follows:

2005	$21,825
2006	24,735
2007	26,190
2008	14,550
$87,300

1,095,000 common shares are reserved for issuance for stock options and compensation options. [See Notes 8[c] and 8[d]]

14.	ENVIRONMENTAL RISKS

Existing and possible future environmental legislation, regulations and action could give rise to additional expense, including those for future removal and site restoration costs, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. Regulatory requirements and environmental standards are subject to constant evaluation and may be significantly increased, which could materially and adversely affect the business of the Company or its ability to develop its mineral claim interests on an economic basis. Before production can commence on any property, the Company must obtain regulatory and environmental approvals. There is no assurance that such approvals will be obtained on a timely basis or at all. The cost of compliance with changes in government regulations has the potential to reduce the profitability of operations or preclude entirely the economic development of mineral claim interests.

Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against operations as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against operations over the estimated remaining life of the related business operation, net of expected recoveries.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

15.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These consolidated financial statements are prepared in accordance with accounting principles accepted in Canada. The United States Securities and Exchange Commission ["SEC"] requires that financial statements of foreign companies contain a reconciliation presenting the statements on the basis of accounting principles generally accepted in the United States. Any differences in accounting principles as they pertain to the accompanying consolidated financial statements are not material except as follows:

[a]	Mineral Claim Interests

Under Canadian GAAP applicable to junior exploration companies, outlays related to the acquisition of mineral claim interests and all related exploration expenditures may be carried as deferred costs if the mineral claim interests have economically recoverable reserves or significant mineralization which in the view of management justify additional exploration. [See Note 2[c]]

Under U.S. GAAP, the recoverability of capitalized mineral claim interests expenditures are generally considered insupportable until a commercially mineable deposit is determined; therefore, all mineral claim interests expenditures are expensed as incurred.

[b]	Stock Option Compensation

United States Statement of Financial Accounting Standards No. 123 ["SFAS 123"], "Accounting for Stock-Based Compensation", requires that stock-based compensation be accounted for based on a fair value methodology, although, in certain instances, it allows the effects to be disclosed in the notes to the financial statements rather that in the statement of operations. SFAS 123 also allows an entity to continue to measure compensation costs for stock-based compensation plans using the intrinsic value based method of accounting as prescribed by APB Opinion No. 25 ["APB 25"], which is comparable to Canadian GAAP prior to January 1, 2003. To December 31, 2002, the Company had elected to measure compensation cost for those plans using APB 25 for US GAAP purposes.

United States Statement of Financial Accounting Standards 148 ["SFAS 148"], "Accounting for Stock-Based Compensation - Transition and Disclosure - an amendment of FASB Statement No. 123", permits the Company to adopt a fair value methodology on a prospective basis. Effective January 1, 2003, for US GAAP purposes the Company prospectively adopted the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for Canadian GAAP.

Under APB 25, compensation cost must be recognized for all compensatory stock options granted whenever the market price of the Company's shares on the date of grant exceeds the exercise price. The policies of the TSX Exchange permit the issuance of options with exercise prices discounted up to 25% from the closing market value at the date of granting. Such a discount, if provided option holders, would give rise to a compensation expense under US GAAP as noted above. However, the Company has to date only granted stock options where the exercise price is based on the fair value of the stock at the date of the grant and, accordingly, under US GAAP, would not have recognized any compensation costs.

Item [c] which follows presents the mandatory pro-forma disclosure under SFAS 123 that was applicable to the Company under US GAAP in 2002.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

15.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

[c]	Pro Forma Information on Stock-Based Compensation

For the 2002 fiscal year, the weighted-average fair values for stock options were estimated at the date of grant or amendment using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rate of 2.8%, volatility factor of the expected market price of the Company's common stock of 56%; option lives of two years; and no expected dividends.

The following is a summary of the Company's net loss and basic and diluted loss per share as reported and pro forma as if the fair value based method of accounting defined in SFAS 123 had been applied for the 2002 fiscal year:

	2002
	As Reported	Pro Forma

Net loss for the year	$(185,907)	$(301,188)
Basic and diluted loss per share	$(0.02)	$(0.03)

[d]	Application of U.S. GAAP to Financial Statements

The impact of the application of U.S. GAAP to the Company's financial statements are summarized as follows:

BALANCE SHEETS

	2004	2003	2002

Assets
Mineral claim interests under Canadian GAAP	$5,933,932	$3,487,296	$2,293,327
Add back write-off of mineral claim interests under Canadian GAAP	─	1	5,999
Mineral claim interests expenditures expensed under U.S. GAAP	(2,446,636)	(1,193,970)	(806,322)
Cumulative historical adjustments	(3,487,296)	(2,293,327)	(1,493,004)
Mineral claim interests under U.S. GAAP	─	─	─
Total Assets Under U.S. GAAP	$25,861,713	$24,983,100	$4,199,498

Shareholders' Equity
Deficit under Canadian GAAP	$(4,220,830)	$(2,971,285)	$(1,752,914)
Deduct net loss under Canadian GAAP	1,249,545	1,218,371	185,907
Add net loss under U.S. GAAP	(3,696,181)	(2,412,340)	(1,064,130)
Cumulative historical adjustments	(3,487,296)	(2,293,327)	(1,493,004)
Deficit under U.S. GAAP	(10,154,762)	(6,458,581)	(4,124,141)
Total Shareholders' Equity Under U.S. GAAP	$23,721,789	$23,939,780	$3,962,662

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

15.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES [cont'd]
[d]	Application of U.S. GAAP to Financial Statements [Cont'd]

STATEMENTS OF OPERATIONS
	2004	2003	2002

Loss for the year under Canadian GAAP	$(1,249,545)	$(1,218,371)	$(185,907)
Add back write-off of mineral claim interests under Canadian GAAP	─	1	5,999
Mineral claim interests expenditures expensed under U.S. GAAP	(2,446,636)	(1,193,970)	(806,322)
Stock option compensation 15[b]	─	─	(72,500)
Loss for the year under U.S. GAAP	$(3,696,181)	$(2,412,340)	$(1,064,130)

STATEMENTS OF CASH FLOWS

	2004	2003	2002

Operating Activities
Loss for the year under U.S. GAAP	$(3,696,181)	$(2,412,340)	$(1,064,130)
Non-cash issue of shares for mineral claim interests	60,000	60,000	120,000
Non-cash stock compensation costs	868,190	─	72,500
Other components of operating activities which are similar under Canadian and U.S. GAAP	823,715	965,801	244,775
Net cash used for operating activities under U.S. GAAP	$(1,944,276)	$(1,386,539)	$(626,855)

[e]	Loss Per Share

Under U.S. GAAP, the presentation of both basic and diluted earnings per share ("EPS") is required for all entities with complex capital structures including a reconciliation of each numerator and denominator. Basic EPS excludes dilutive securities and is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding in the year. Diluted EPS reflects the potential dilution that could occur if dilutive securities were converted into common shares and is computed similarly to fully diluted EPS pursuant to previous accounting pronouncements. These requirements under U.S. GAAP apply equally to loss per share presentations.

The following is a reconciliation of the numerators and denominators of the basic and diluted loss per share calculations:

	2004	2003	2002

Numerator, net loss for the year under U.S. GAAP	$(3,696,181)	$(2,412,340)	$(1,064,130)
Denominator:
Weighted-average number of shares under Canadian GAAP	13,390,604	9,746,722	8,704,716
Weighted-average number of shares under U.S. GAAP	13,390,604	9,746,722	8,704,716
Basic and diluted loss per share under U.S. GAAP	$0.28	$0.25	$0.12

Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be antidilutive.

DRC RESOURCES CORPORATION
[An Exploration Stage Company]
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2004

15.	DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

[f]	Flow-Through Shares

Under U.S. GAAP, a liability is recognized on the sale of flow-through shares for the premium obtained by the Company, if any, of the sale price per share over the market value at the time of issuance. Under Canadian GAAP, no such premium is recognized. Upon renunciation of the flow-through share proceeds to investors, the liability under U.S. GAAP is reversed and the Company recognizes a deferred tax benefit for this amount. The Company follows the policy or renouncing fully to investors the proceeds of all flow-through financings received during the year, whether the underlying exploration expenditures have been incurred or not, as at its fiscal year end, which coincides with the personal taxation year of individuals in Canada. Accordingly, the Company under a pro-forma application of U.S. GAAP would have recognized no deferred tax benefits or amounts included in current operations, in connection with issuances of flow-through shares.